UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                                  OMB APPROVAL

                                  (Check one):

                  |X| Form 10-K |_| Form 20-F |_| Form 11-K |_|
              Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR


                       For Period Ended: December 31, 2005

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR

                        For the Transition Period Ended:


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I -- REGISTRANT INFORMATION

                              NAYNA NETWORKS, INC.
                              --------------------
                             Full Name of Registrant


                          RESCON TECHNOLOGY CORPORATION
                          -----------------------------
                            Former Name if Applicable


                       4699 OLD IRONSIDES DRIVE, SUITE 420
                       -----------------------------------
            Address of Principal Executive Office (Street and Number)


                              SANTA CLARA, CA 95054
                              ---------------------
                            City, State and Zip Code

================================================================================

                       PART II -- RULES 12B-25(B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
 |X| portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report of the Registrant on Form 10-KSB for the fiscal year ended December 31, 2005 (the "Form 10-KSB") could not be filed on a timely basis because management requires additional time to compile and verify the data required to be included in the Form 10-KSB. The Form 10-KSB will be filed within fifteen calendar days of the date the original report was due.


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           MICHAEL MEYER          (408)                       956-8000
           -------------          -----                       --------
              (Name)           (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The results of operations for the fiscal year ended December 31, 2005 will represent a significant change from the results of operations from the corresponding period for the last fiscal year. The results of operations for the twelve months ended December 31, 2004 represent the financial results for Rescon Technology Corporation ("Rescon"), the predecessor of Nayna Networks, Inc. ("Nayna"). The results of operations for the current fiscal year ended December 31, 2005 represent the results of operations for Nayna, which was acquired by Rescon on April 1, 2005. Due to the different nature of the businesses conducted by Rescon and Nayna, the Registrant anticipates that the results of operations for the two corresponding periods will differ significantly.

                              NAYNA NETWORKS, INC.
                              --------------------
                  (Name of Registrant as Specified in Charter)


      has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2006                     By: /s/ Michael Meyer
                                             ----------------------------------
                                             Michael Meyer
                                         Title: Chief Financial Officer